UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 27, 2017

Aviragen Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35285	59-1212264
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 Northwinds Parkway, Suite 100 Alpharetta, GA		30009
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (678) 221-3350

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On October 27, 2017, Aviragen Therapeutics, Inc. (“Aviragen” or the “Company”), a Delaware corporation, Agora Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Vaxart, Inc., a privately-held clinical-stage Delaware corporation focused on developing oral recombinant vaccines from its proprietary delivery platform (“Vaxart”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Vaxart, with Vaxart becoming a wholly-owned subsidiary of the Company and the surviving corporation of the merger (the “Merger”). The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each outstanding share of capital stock of Vaxart (other than any shares held as treasury stock, that will be cancelled), will be converted into the right to receive the number of shares of the Company’s common stock (the “Company Common Stock”) equal to the exchange ratio described below and (b) each outstanding Vaxart stock option, whether vested or unvested, that has not previously been exercised prior to the Effective Time will be assumed by the Company.

Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger and assuming no adjustments for cash balances as provided for in the Merger Agreement, the former Vaxart securityholders are expected to own approximately 60% of the aggregate number of shares of the Company Common Stock issued and outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the stockholders of the Company as of immediately prior to the Merger are expected to own approximately 40% of the aggregate number of Post-Closing Shares. This exchange ratio will be fixed prior to closing to reflect the Company’s and Vaxart’s capitalization as of immediately prior to such time.

Immediately following the Merger, the name of the Company will be changed from “Aviragen Therapeutics, Inc.” to “Vaxart, Inc.” At the Effective Time, the Merger Agreement contemplates that the Board of Directors of the Company will consist of seven members, four of whom will be directors designated by Vaxart and three of whom will be independent directors designated by the Company. The executive officers of the Company immediately after the Effective Time will be designated by Vaxart with Vaxart’s Chief Executive Officer, Wouter Latour, M.D., being the Company’s Chief Executive Officer.

The Merger Agreement contains customary representations, warranties and covenants made by the Company and Vaxart, including covenants relating to obtaining the requisite approvals of the stockholders of the Company and Vaxart, indemnification of directors and officers, and the Company’s and Vaxart’s conduct of their respective businesses between the date of signing the Merger Agreement and the closing of the Merger. Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of the Company and Vaxart. The Merger Agreement contains certain termination rights for both the Company and Vaxart, and further provides that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay Vaxart a termination fee of $1.95 million.

The Merger Agreement contemplates that the Company will also seek approval from its stockholders to effect a reverse stock split intended to increase its trading price above the minimum requirements of the Nasdaq Stock Market.  Subject to stockholder approval, the Company expects to implement the reverse stock split at a ratio to be mutually agreed to by the Company and Vaxart within the range of 10 and 20 currently outstanding shares for 1 share.

In accordance with the terms of the Merger Agreement, (i) the officers and directors of the Company have each entered into a support agreement with the Company and Vaxart (the “Aviragen Support Agreements”), and (ii) certain officers, directors and stockholders of Vaxart have entered into a support agreement with Vaxart and the Company (the “Vaxart Support Agreements,” together with the Aviragen Support Agreements, the “Support Agreements”). The Support Agreements place certain restrictions on the transfer of the shares of the Company and Vaxart held by the respective signatories thereto and include covenants as to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any actions that could adversely affect the consummation of the Merger.

The Merger Agreement, form of Aviragen Support Agreement and form of Vaxart Support Agreement have each been included as an exhibit to this Current Report to provide the Company’s stockholders with information regarding their terms. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the parties in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties contained in these agreements were made as of a specified date; may have been made for the purposes of allocating contractual risk between the parties to such agreements; and may be subject to contractual standards of materiality different from what might be viewed as material to the Company’s stockholders. Accordingly, the representations and warranties in these agreements should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company or any other parties thereto at the time they were made. The information in these agreements should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission, or the SEC. Information concerning the subject matter of the representations and warranties may change after the date of these agreements, which subsequent information may or may not be fully reflected in the Company’s public disclosures. These agreements should not be read alone, but should instead be read in conjunction with each other and other information regarding the Company.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Vaxart Support Agreement and, the form of Aviragen Support Agreement, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, and which are incorporated herein by reference.

Item 2.05 Costs Associated with Exit or Disposal Activities

On October 27, 2017, the Board of Directors of Aviragen adopted a change in the Company’s operations, due to the Merger Agreement with Vaxart, whereby Aviragen will reduce its workforce by six to a total of 10 full-time employees, who will remain on board to complete the BTA074 Phase 2 clinical trial and assist with the transition of duties to the Vaxart management team. As a result, the Company anticipates incurring approximately $0.9 million to $1.7 million in total costs associated with these terminations, comprised mostly of one-time termination benefits. The Company expects to incur these costs during the next two quarters through March 31, 2018, of which $0.6 million to $0.7 million are expected to be future cash expenditures.

Item 5.01 Changes in Control of Registrant.

The completion of the Merger will constitute a change in control of the Company. The Merger is described in Item 1.01 of this Form 8-K, which is incorporated by reference into this Item 5.01.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Aviragen, Vaxart, the Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Aviragen, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Aviragen and Vaxart to consummate the Merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aviragen’s most recent Annual Report on Form 10-K, and Aviragen’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Aviragen can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Aviragen undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between Aviragen and Vaxart, Aviragen intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. AVIRAGEN URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVIRAGEN, THE MERGER AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC by contacting Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

Aviragen and Vaxart, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about Aviragen’s directors and executive officers is included in Aviragen’s Annual Report on Form 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. Additional information regarding these persons and their interests in the Merger will be included in the proxy statement relating to the Merger when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 7.01	Regulation FD Disclosure.

Aviragen and Vaxart will host a joint conference call on October 30, 2017 at 8:30 a.m. Eastern Time / 5:30 a.m. Pacific Time to discuss the proposed Merger. In order to participate in the conference call, please dial (877) 312-5422 (domestic) or (253) 237-1122 (international) and refer to conference ID number 6295889.

The information furnished in Exhibit 99.2 and Exhibit 99.3 to this report, which relate to Vaxart and its development programs, may be presented from time to time by Vaxart at various meetings with securities market participants. The Company has not independently verified the material in this press release and presentation. These exhibits shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section.

The information in this Item 7.01, including Exhibit 99.2 and Exhibit 99.3, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, regardless of any general incorporation language in the filing.

By furnishing the information in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.2 and Exhibit 99.3, the Company makes no admission as to the materiality of such information. The information contained herein is intended to be considered in the context of the Company filings with the SEC and other public announcements that the Company makes, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

Item 8.01	Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by Aviragen and Vaxart on October 30, 2017, announcing the execution of the Merger Agreement.

Item 9.01	Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aviragen Therapeutics, Inc.

Date: October 30, 2017	/s/ Joseph M Patti
	Name:	Joseph M Patti
	Title:	Chief Executive Officer and President
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated October 27, 2017, by and among Aviragen Therapeutics, Inc., Vaxart, Inc. and Agora Merger Sub, Inc.

2.2	Form of Support Agreement, by and between Aviragen Therapeutics, Inc., Agora Merger Sub, Inc., Vaxart, Inc. and certain of Vaxart, Inc.’s directors, officers and stockholders.

2.3	Form of Support Agreement, by and between Aviragen Therapeutics, Inc., Agora Merger Sub, Inc., Vaxart, Inc. and Aviragen Therapeutics, Inc.’s directors and officers.

99.1	Joint Press release of Aviragen Therapeutics, Inc. and Vaxart, Inc., dated October 30, 2017

99.2**	Vaxart, Inc. Corporate Presentation, October, 2017

99.3**	Vaxart, Inc. Press Release, dated October 30, 2017

*The schedules and exhibits to the merger agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

**Furnished, not filed.